Exhibit 21

Subsidiaries of Andina Gold Corp.

Name	Jurisdiction of Organization

Good Acquisition Co.	Colorado

Good Holdco LLC	Colorado

Good IPCO LLC	Colorado

General Extract LLC	Colorado

General Oil Imports, Inc.	Delaware

Good Meds, Inc.	Colorado

Andina Gold Colombia SAS	Colombia